SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Citrix Systems, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

177376100
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 177376100	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,643,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,643,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,643,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 177376100	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,657,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 177376100	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,657,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 177376100	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the "Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott is approximately $84,861,601.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott International is approximately $191,001,790.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons sold shares for portfolio management purposes. The Reporting Persons remain significant shareholders of the Issuer and Jesse Cohn remains on the Board.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated in the entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 5,300,000 shares of Common Stock constituting approximately 4.1% of the shares of Common Stock outstanding and combined economic exposure in the Issuer equivalent to 6,400,000 shares of Common Stock constituting approximately 4.9% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 130,219,842 shares of Common Stock outstanding as of October 25, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 1, 2019.

CUSIP No. 177376100	Schedule 13D/A	Page 6 of 7 Pages

As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), beneficially owned 1,643,000 shares of Common Stock, constituting approximately 1.3% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 3,657,000 shares of Common Stock, constituting approximately 2.8% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 3,657,000 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.8% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 5,300,000 shares of Common Stock, constituting approximately 4.1% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 0.8% of the shares of Common Stock outstanding pursuant to the Swap Call Options (defined below), as disclosed in Item 6.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(e) November 27, 2019

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Elliott and Elliott International have entered into 3,410 and 7,590 option contracts, respectively, with unaffiliated third party financial institutions which are exercisable by Elliott and Elliott International into notional principal amount derivative agreements in the form of cash settled swaps (collectively, the "Swap Call Options"). 930 of Elliott's Swap Call Options have a strike price of $120 and 2,480 of Elliott's Swap Call Options have a strike price of $130. 2,070 of Elliott International's Swap Call Options have a strike price of $120 and 5,520 of Elliott International's Swap Call Options have a strike price of $130. The Swap Call Options have an expiration date of March 20, 2020. Collectively, the Swap Call Options held by the Reporting Persons represent economic exposure comparable to an interest in approximately 0.8% of the shares of Common Stock.

CUSIP No. 177376100	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 27, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

11/27/2019	Common Stock	(43,672)	113.12

The following transactions were effected by Elliott through Liverpool in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

11/25/2019	Common Stock	(105,629)	114.31
11/26/2019	Common Stock	(2,852)	114.16
11/26/2019	Common Stock	(153,967)	114.03

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

11/25/2019	Common Stock	(38,627)	114.31
11/26/2019	Common Stock	(6,348)	114.16
11/26/2019	Common Stock	(342,700)	114.03
11/27/2019	Common Stock	(97,205)	113.12